Filed pursuant to 424(b)(3)

Registration #333-50822

SUPPLEMENT NO. 7
DATED AUGUST 7, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 7 to you in order to supplement our Prospectus and its Supplements. This Supplement, dated August 7, 2001 to our Prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 7 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001 and No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)) and must be read in conjunction with our Prospectus and those Supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding a property we have acquired.

Chickasaw Trails Shopping Center, Orlando, Florida

On August 1, 2001, we purchased an existing shopping center known as Chickasaw Trails Shopping Center located on approximately 8.7 acres and containing 75,492 gross leasable square feet. The property is located at 2300 S. Chickasaw Trails, in Orlando, Florida.

We purchased Chickasaw Trails Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $8,575,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $114 per square foot of leasable space.

We purchased this property with our own funds. However we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in Supplement No. 6.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our Prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of August 7, 2001, we had sold 8,239,279 shares in our current offering resulting in gross proceeds of $81,363,218. Inland Securities Corporation, an affiliate of our advisor, also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 7, 2001, we had incurred $6,705,844 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $74,657,873 of net proceeds from the sale of those 8,239,279 shares. An additional 533,363 shares have been sold pursuant to our Distribution Reinvestment Program as of August 7, 2001, for which we have received additional net proceeds of $5,066,944. As of August 7, 2001, we had repurchased 104,260 shares through our share Repurchase Program resulting in disbursements totaling $947,988. As a result, our net offering proceeds from both offerings total approximately $203,644,652 as of August 7, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the three months ended March 31, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $330,974 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,650,000 are included in the purchase prices we have paid for all our properties purchased through August 7, 2001. As of August 7, 2001, we had invested approximately $203,600,000 in properties that we purchased for an aggregate purchase price of approximately $301,200,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of August 7, 2001, we had net offering proceeds of approximately $23,000,000 available for investment in additional properties.